FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          July 2006

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)

   711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2
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                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_}                    No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

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


                                Table of Contents

Document 1        News Release dated July 10, 2006
Document 2        Material Change Report dated July 10, 2006
Document 3        News Release dated July 11, 2006
Document 4        Material Change Report dated July 11, 2006


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                                                                      Document 1

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com
July 10, 2006                                             TSXV: AGX

                       Acquisition of Holloway Properties

Amador Gold Corp. (TSXV: AGX) is pleased to announce the option of two contiguous claim blocks in Holloway and Frecheville Townships, approximately 95 km east of Timmins, Ontario. The consideration for the Holloway 1 property consists of $250,000 payable over four and one half years and 500,000 shares payable over four years. There is a 3% net smelter return on the Holloway 1 property of which two-thirds may be purchased for $3,000,000. In addition, there are 100,000 issuable after completion of a positive feasibility study and $12,500 in advance royalty payments every six months commencing after all other payments are made. The consideration for the Holloway 2 property consists of $20,000 and 200,000 shares payable over one year. There is a 2% net smelter return payable on the Holloway 2 property.

The properties straddle the Destor-Porcupine-Fault-Zone (DPFZ) which is intimately associated with gold mineralization in the Harker-Holloway and Timmins-Porcupine gold camps. Historical work on the Holloway properties outlined a strong Induced Polarization (I.P.) anomaly that could be associated with a pyrite bearing alteration zone containing gold along the DPFZ.

Amador plans to establish a grid and complete an IP survey to relocate the historical IP anomaly for testing by geochem, trenching and/or drilling.

ON BEHALF OF THE BOARD

/s/ Richard W. Hughes
---------------------------
Richard W. Hughes

President

For Further Information Contact: Richard Hughes
Phone: (604) 685-2222 or visit Amador Gold's web-site: www.amadorgoldcorp.com

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation's control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.


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


                                                                      Document 2

                             MATERIAL CHANGE REPORT

TO:      British Columbia Securities Commission
         Alberta Securities Commission

Item 1.  Name and Address of Company

         Amador Gold Corp.
         711 - 675 West Hastings Street
         Vancouver, British Columbia
         V6B 1N2

Item 2.  Date of Material Change:

         July 10, 2006

Item 3.  News Release

         The press release was issued on July 10, 2006 in Vancouver, Canada.

Item 4.  Summary of Material Change

         The Company announced the option of two contiguous claim blocks in Holloway and Frecheville Townships, approximately 95 km east of Timmins, Ontario. .

Item. 5  Full Description of Material Change

         The Company announced the option of two contiguous claim blocks in Holloway and Frecheville Townships, approximately 95 km east of
         Timmins, Ontario. The consideration for the Holloway 1 property consists of $250,000 payable over four and one half years and 500,000 shares payable over four years. There is a 3% net smelter return on the Holloway 1 property of which two-thirds may be purchased for $3,000,000. In addition, there are 100,000 issuable after completion of a positive feasibility study and $12,500 in advance royalty payments every six months commencing after all other payments are made. The consideration for the Holloway 2 property consists of $20,000 and 200,000 shares payable over one year. There is a 2% net smelter return payable on the Holloway 2 property.

         The properties straddle the Destor-Porcupine-Fault-Zone (DPFZ) which is intimately associated with gold mineralization in the Harker-Holloway and Timmins-Porcupine gold camps. Historical work on the Holloway properties outlined a strong Induced Polarization (I.P.) anomaly that could be associated with a pyrite bearing alteration zone containing gold along the DPFZ.

         Amador plans to establish a grid and complete an IP survey to relocate the historical IP anomaly for testing by geochem, trenching and/or drilling.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

         Not applicable. This report is not being filed on a confidential basis.


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Item 7.  Omitted Information

         Not applicable.

Item 8.  Executive Officer

         Richard Hughes
         President
         Telephone:        (604) 685-2222

Item 9.  Date of Report

Dated at Vancouver, British Columbia this 10th day of July, 2006.


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                                                                      Document 3
                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

                                                          www.amadorgoldcorp.com
                                                          TSXV: AGX

FOR IMMEDIATE RELEASE
July 11, 2006

                       Acquisition of Loveland Properties

Amador Gold Corp. (TSXV: AGX) is pleased to announce the option of two contiguous claim blocks in Loveland, Byers and Thorburn Townships, approximately 35 km northwest of Timmins, Ontario. The consideration for each for each of the Loveland properties consist of $300,000 payable over five years, 600,000 shares payable over five years and a work commitment of $150,000 over five years. There is a 3% net smelter return of which two-thirds may be purchased for $3,000,000. In addition, there are 100,000 issuable after completion of a positive feasibility study and $12,500 in advance royalty payments every six months commencing after all other payments are made.

The recent Megatem Airborne Geophysical Survey, flown as part of the Discovery Abitibi initiative, has identified numerous electromagnetic anomalies that could represent massive sulphide mineralization on the properties. The properties are underlain by felsic to ultramafic volcanics and intrusives that are favourable for hosting volcanogenic copper-zinc, or ultramafic related nickel-copper deposits. The Loveland 2 property also hosts an historical nickel-copper sulphide zone discovered by Cominco. The properties are about 25 km due west of the Kidd Creek copper-zinc-silver deposit, and 30 km due east of the Montcalm nickel-copper deposit.

Amador's consulting geophysicist is assessing the Megatem data to identify the most favourable targets for ground follow-up by prospecting, geophysics, and geochem, prior to testing by trenching or drilling.

ON BEHALF OF THE BOARD

/s/ Richard W. Hughes
---------------------------
Richard W. Hughes

President

For Further Information Contact: Richard Hughes
Phone: (604) 685-2222 or visit Amador Gold's web-site: www.amadorgoldcorp.com

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation's control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

                                                                      Document 4

                             MATERIAL CHANGE REPORT

TO:      British Columbia Securities Commission
         Alberta Securities Commission

Item 1.  Name and Address of Company

         Amador Gold Corp.
         711 - 675 West Hastings Street
         Vancouver, British Columbia
         V6B 1N2

Item 2.  Date of Material Change:

         July 11, 2006

Item 3.  News Release

         The press release was issued on July 11, 2006 in Vancouver, Canada.

Item 4.  Summary of Material Change

         The Company announced option of two contiguous claim blocks in Loveland, Byers and Thorburn Townships, approximately 35 km northwest of Timmins, Ontario.

Item. 5  Full Description of Material Change

         The Company announced option of two contiguous claim blocks in Loveland, Byers and Thorburn Townships, approximately 35 km northwest of Timmins, Ontario. The consideration for each for each of the Loveland properties consist of $300,000 payable over five years, 600,000 shares payable over five years and a work commitment of $150,000 over five years. There is a 3% net smelter return of which two-thirds may be purchased for $3,000,000. In addition, there are 100,000 issuable after completion of a positive feasibility study and $12,500 in advance royalty payments every six months commencing after all other payments are made.

         The recent Megatem Airborne Geophysical Survey, flown as part of the Discovery Abitibi initiative, has identified numerous electromagnetic anomalies that could represent massive sulphide mineralization on the properties. The properties are underlain by felsic to ultramafic volcanics and intrusives that are favourable for hosting volcanogenic copper-zinc, or ultramafic related nickel-copper deposits. The Loveland 2 property also hosts an historical nickel-copper sulphide zone discovered by Cominco. The properties are about 25 km due west of the Kidd Creek copper-zinc-silver deposit, and 30 km due east of the Montcalm nickel-copper deposit.

         Amador's  consulting  geophysicist  is  assessing  the Megatem  data to identify the most favourable targets for ground follow-up by prospecting, geophysics, and geochem, prior to testing by trenching or drilling.


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


Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

         Not applicable. This report is not being filed on a confidential basis.

Item 7.  Omitted Information

         Not applicable.

Item 8.  Executive Officer

         Richard Hughes
         President
         Telephone:        (604) 685-2222

Item 9.  Date of Report

Dated at Vancouver, British Columbia this 11th day of July, 2006.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         AMADOR GOLD CORP.
                                        (Registrant)

Date:    July 25, 2006                   By:  /s/ Beverly J. Bullock
                                         ---------------------------------------
                                         Beverly J. Bullock, Corporate Secretary


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